United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Neumora Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

640979100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640979100	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person CO

CUSIP No. 640979100	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person CO

CUSIP No. 640979100	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person PN

CUSIP No. 640979100	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person PN

CUSIP No. 640979100	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 640979100	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons SVF II Investment Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 640979100	Schedule 13G	Page 7 of 12

1	Names of Reporting Persons SVF II Investment Holdings (Subco) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 640979100	Schedule 13G	Page 8 of 12

1	Names of Reporting Persons SVF II AIV (DE) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,546,916
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,546,916

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,546,916
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 640979100	Schedule 13G	Page 9 of 12

ITEM 1.	(a)	Name of Issuer:

Neumora Therapeutics, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

490 Arsenal Way, Suite 200, Watertown, MA 02472

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SoftBank Group Corp. (“SoftBank”)

SB Global Advisers Limited (“SBGA”)

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) L.P.

SVF II Holdings (DE) LLC

SVF II Investment Holdings LLC

SVF II Investment Holdings (Subco) LLC

SVF II AIV (DE) LLC

(b)	Address or Principal Business Office:

The address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. The address for SBGA is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for each of SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. is c/o Gen II (Jersey) Limited, 47 The Esplanade, St. Helier, Jersey JE1 0BD. The address for each of the remaining Reporting Persons is 251 Little Falls Drive, Wilmington, Delaware, 19808.

(c)	Citizenship of each Reporting Person is:

SoftBank is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. Each of SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. is organized under the laws of Jersey. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

640979100

CUSIP No. 640979100	Schedule 13G	Page 10 of 12

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of September 30, 2024, based upon 160,027,746 shares of Common Stock outstanding as of August 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SoftBank Group Corp.	7,546,916	4.7%	0	7,546,916	0	7,546,916
SB Global Advisers Limited	7,546,916	4.7%	0	7,546,916	0	7,546,916
SoftBank Vision Fund II-2 L.P.	7,546,916	4.7%	0	7,546,916	0	7,546,916
SVF II Aggregator (Jersey) L.P.	7,546,916	4.7%	0	7,546,916	0	7,546,916
SVF II Holdings (DE) LLC	7,546,916	4.7%	0	7,546,916	0	7,546,916
SVF II Investment Holdings LLC	7,546,916	4.7%	0	7,546,916	0	7,546,916
SVF II Investment Holdings (Subco) LLC	7,546,916	4.7%	0	7,546,916	0	7,546,916
SVF II AIV (DE) LLC	7,546,916	4.7%	0	7,546,916	0	7,546,916

SVF II AIV (DE) LLC is the record holder of the shares of Common Stock reported herein.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the managing member of SVF II Investment Holdings LLC, which is the sole member of SVF II Investment Holdings (Subco) LLC, which is the sole member of SVF II AIV (DE) LLC. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 640979100	Schedule 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.

By:	SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SVF II Aggregator (Jersey) L.P.

By:	SVF II GP (Jersey) Limited, its General Partner

By:	/s/ Michael Johnson
Name:	Michael Johnson
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Investment Holdings LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Investment Holdings (Subco) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II AIV (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

CUSIP No. 640979100	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).